Exhibit 99.B(d)(53)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Lazard Asset Management LLC

Dated December 14, 2020, as amended April 1, 2022

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

World Equity Ex-US Fund and Screened World Equity Ex-US Fund

[REDACTED]

As of the effective date of this Schedule B, the relevant International/Global Quality Growth Funds/Accounts are as follows:

•	SEI Institutional Investments Trust World Equity Ex-US Fund;
•	SEI Institutional Investments Trust Screened World Equity Ex-US Fund; and
•	SEI Catholic Values Trust Catholic Values Equity Fund
•	SEI GISAP Mandate Global Quality Growth

Agreed and Accepted:

SEI Investments Management Corporation		Lazard Asset Management LLC

By:	/s/ James Smigiel	By:	/s/ Nathan Paul

Name:	James Smigiel	Name:	Nathan Paul

Title:	Chief Investment Officer	Title:	Chief Business Officer